Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934
(Amendment No.)*

_____Allied Holdings, Inc._____
(Name of Issuer)

_____Common Stock, No Par Value Per Share_____
(Title of Class of Securities)

_____019223106_____
(CUSIP Number)

JB Capital Partners, L.P.
5 Evan Place
Armonk, New York 10504
_____(914) 273-4709_____
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

_____June 15, 2004_____
(Date of Event Which Requires Filing of This Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ASQUISITION THAT IS SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1 (g), CHECK THE FOLLOWING BOX [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
   JB Capital Partners L.P.
   I.R.S. Identification Nos. of above persons (entities only).
   13-3726439

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   Delaware

Number of   7. Sole Voting Power: -0-

Shares
Beneficially   8. Shared Voting Power: 968,400

Owned by
Each   9. Sole Dispositive Power: -0-

Reporting
Person With   10. Shared Dispositive Power: 968,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    968,400

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    10.9%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons.
   Alan W. Weber
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   United States

Number of	7. Sole Voting Power: 49,100
Shares	
Beneficially	8. Shared Voting Power: 968,400
Owned by	
Each	9. Sole Dispositive Power: 49,100
Reporting	
Person With	10. Shared Dispositive Power: 968,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,017,500

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    11.5%

14. Type of Reporting Person (See Instructions)
    IN

This Statement on Schedule 13D (the "Statement") is filed on behalf of the filing Parties (defined below) with the Securities and Exchange Commission.

ITEM 1.   SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the common stock, no par value (the Common Stock"), of Allied Holdings, Inc., a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite 200, 160 Clairemont Avenue, Decatur, Georgia 30030.

ITEM 2.   IDENTITY AND BACKGROUND

2 (a-c, f)
This Statement is filed on behalf of the following two persons, who are collectively referred to as the "Filing Parties":

1. JB Capital Partners, L.P. ("JB Capital") is a limited partnership formed under the laws of the State of Delaware. Its business address is 5 Evan Place, Armonk, New York 10504. JB Capital's principal business is making investments in marketable securities.

2. Alan W. Weber, is a United States citizen. His business address is 5 Evan Place, Armonk, New York 10504. Mr. Weber's principal business is acting as the general partner of JB Capital. By virtue of his position with JB Capital, Mr. Weber has the power to vote and dispose of the Common Stock owned by JB Capital.

(d)   Criminal Proceedings

During the last five years, none of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Civil Securities Law Proceedings

During the last five years, none of the Filing Parties has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the shares of Common Stock beneficially held by JB Capital were paid for using its working capital funds.

All of the shares of Common Stock beneficially held by Mr. Weber were paid for using personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

The Filing Parties believe that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. They presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. To obtain the flexibility for discussions which the Filing Parties may have or actions which the Filing Parties take in the future, the Filing Parties are converting their ownership filing on Schedule 13G to a filing on Schedule 13D. The Filing Parties intend to have open communications with the Issuer's management. The Filing Parties may buy some or sell some or all of their securities, in the open market or through privately negotiated transactions, or change their intention with respect to any and all matters referred to in this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parities, by each other person who may be deemed to be a member of a group, is as follows:

Filing Parties	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose:	Approximate Percentage
JB Capital	968,400	0	968,400	10.9%
Alan W. Weber	1,017,500(1)(2)	49,100	968,400	11.5%

* Based on 8,873,390 shares of Common Stock, no par value, outstanding as of April 30, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2004

(1) This amount includes Common Stock beneficially owned and held in the accounts of Mr. Weber's children. Mr. Weber has investment discretion over the account of his children.

(2) Mr. Weber disclaims beneficial ownership of the securities held by JB Capital except to the extent of his pecuniary interest therein.

(c) During the past 60 days, the Filing Parties effected no transaction in shares of Common Stock.

(d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On June 15, 2004, the Filing Parties entered into a Joint Filing Agreement with respect to their obligations to report beneficial ownership of shares of Common Stock of the Issuer on Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The following document is filed herewith:

(a)   Joint Filing Agreement by and between JB Capital Partners and Alan W. Weber dated as of June 15, 2004.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2004

JB Capital Partners, L.P.

By: /s/ Alan W. Weber

Name: Alan W. Weber
Title: General Partner

By: /s/ Alan W. Weber

Alan W. Weber

EXHIBIT INDEX

The following document is filed herewith:

Exhibit	Page
(a) Joint Filing Agreement by and between JB Capital Partners, L.P. and Alan W. Weber dated as of June 15, 2004.	9

JOINT FILING AGREEMENT

by and between

JB CAPITAL PARTNERS, L.P.

and

ALAN W. WEBER

as of June 15, 2004

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D dated June 15, 2004 with respect to the shares of Common Stock, no par value, of Allied Holdings, Inc., and any further amendments thereto executed by each or any of us shall be jointly filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of us shall be deemed an original, but all of which shall constitute one and the same instrument.

Date: June 15, 2004

JB Capital Partners, L.P.

By: /s/ Alan W. Weber
_____
Name: Alan W. Weber
Title: General Partner

By: /s/ Alan W. Weber
_____
Alan W. Weber